Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $53.9 MILLION, $0.24 PER SHARE, AND CASH FLOW FROM OPERATING ACTIVITIES OF $61.7 MILLION FOR Q1 FISCAL 2027

Trading Symbol:   TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, Aug. 10, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ("Q1 Fiscal 2027") ended June 30, 2026. All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q1 FISCAL 2027

•	Production results: Produced approximately 1.5 million ounces of silver, 2,536 ounces of gold, or approximately 1.7 million ounces of silver equivalent[1] during the quarter;
•	Strong quarterly revenue: Sold approximately 1.5 million ounces of silver, 2,454 ounces of gold, 13.7 million pounds of lead, and 4.2 million pounds of zinc, for revenue of $138.7 million, an increase of 70% over the three months ended June 30, 2025 ("Q1 Fiscal 2026"), mainly driven by a 135% higher average realized silver price of $69.38 per ounce, with silver representing 77% of the quarterly revenue;
•	Cash cost per ounce of silver[1] (net of by-product credits): $1.33, compared to $1.11 in Q1 Fiscal 2026;
•	All-in sustaining cost per ounce of silver[1] (net of by-product credits): $18.38, 36% higher than $13.49 in Q1 Fiscal 2026, mainly due to 72% higher government taxes linked to increased revenue and less metals produced and sold;
•	Adjusted earnings before interest, income tax, depreciation and amortization ("EBITDA")[1] attributable to equity shareholders of $77.3 million, or $0.35 per share, compared to $35.0 million or $0.16 per share in Q1 Fiscal 2026;
•	Net income attributable to equity shareholders of $59.4 million, or $0.27 per share;
•	Adjusted earnings[1] attributable to equity shareholders of $53.9 million, or $0.24 per share, after excluding the non-cash or one-time items, compared to $21.0 million or $0.10 per share in Q1 Fiscal 2026;
•	Robust cash flow from operating activities of $61.7 million, up $13.4 million, compared to $48.3 million in Q1 Fiscal 2026;
•	Mine Development & Construction: spent and capitalized $22.3 million on exploration, development, and equipment and facilities at the China operations; $12.9 million at the Ecuador operations mainly for the development and construction of the El Domo mine; and $2.6 million for Chaarat ZAAV mine construction;
•	Solid free cash flow[1] generated of $28.6 million, up $6.1 million, compared to $22.5 million in Q1 Fiscal 2026;
•	Strong treasury position: ended the period with cash and cash equivalents and short-term investments of $387.1 million, a decrease of $35.2 million from March 31, 2026 after $37.7 million capital expenditures on development and construction, and $60.0 million payment to close the acquisition of Chaarat ZAAV. In addition, the portfolio of equity investments with a total market value of $303.6 million increased by $29.0 million from March 31, 2026; and
•	Proactive Safety Compliance: Starting mid June, we voluntarily suspended operations in China to conduct comprehensive self-reviews and complete the "Six Major Safety Systems" underground upgrades in full compliance with new Chinese government regulations.
______________________________
[1] Non-GAAP measures, please refer to section 12 for reconciliation.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,
	2026	2025	Changes
Financial Results (in thousands of $, except per share)
Revenue	$ 138,665	$ 81,334	70%
Mine operating earnings	84,753	35,823	137%
Net Income*	59,375	18,126	228%
Per share - basic	0.27	0.08	223%
Per share - Diluted	0.24	0.08	195%
Adjusted earnings*	53,926	21,048	156%
Per share - basic	0.24	0.10	153%
Per share - Diluted	0.21	0.10	121%
EBITDA*	84,473	33,770	150%
Per share	0.38	0.15	147%
Adjusted EBITDA*	77,283	34,978	121%
Per share	0.35	0.16	118%
Cash flow from operating activities	61,682	48,281	28%
Sustaining capital expenditures	10,677	10,837	(1) %
Growth capital expenditures	19,866	14,930	33%
Free cash flow	28,604	22,515	27%
Basic weighted average shares outstanding	221,138,685	217,991,115	1%
Metals sold
Silver (million ounces)	1.5	1.8	(16) %
Gold (ounces)	2,454	1,951	26%
Lead (million pounds)	13.7	15.2	(10) %
Zinc (million pounds)	4.2	5.2	(19) %
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	69.38	29.54	135%
Gold ($/ounce)	3,927	2,876	37%
Lead ($/pound)	0.99	0.96	3%
Zinc ($/pound)	1.33	0.96	39%
Cost Data per ounce of silver, net of by-product credits ($)
Cash cost	1.33	1.11	20%
All-in sustaining cost	18.38	13.49	36%
Financial Position (in thousands of $) as at	June 30, 2026	March 31, 2026
Cash and cash equivalents and short-term investments	$ 387,107	$ 422,335	(8) %
Working capital	293,236	319,461	(8) %
*Attributable to equity holders

INDIVIDUAL MINE OPERATING PERFORMANCE

(i) Ying Mining District

The Ying Mining District delivered a stable Q1 Fiscal 2027, with ore mined of 304,466 tonnes, flat with 304,863 tonnes in Q1 Fiscal 2026.

Production was approximately 1.4 million ounces of silver, 2,536 ounces of gold, or approximately 1.6 million ounces of silver equivalent, plus 12.4 million pounds of lead and 1.6 million pounds of zinc, representing a production increase of 24% in gold and decreases of 16% (silver), 17% (silver equivalent), 15% (lead) and 15% (zinc) over Q1 Fiscal 2026. Lower production output was due to lower head grades, as a result of higher dilution associated with shrinkage mining and a production suspension since mid June.

Cash cost per tonne of ore was $87.05 in Q1 Fiscal 2027, up 5% from Q1 Fiscal 2026, mainly due to a 6% appreciation of the RMB against the USD. Cash cost per ounce of silver, net of by-product credits, was $2.45, compared with $1.26 in Q1 Fiscal 2026, mainly due to a decrease of 15% in silver sold which increased the unit cost, coupled with a 6% appreciation of the RMB against the USD, partially offset by an increase of $3.8 million in by-product credits from revenue of non-silver metals.

AISC per tonne was $130.25, relatively flat with $129.83 in Q1 Fiscal 2026. AISC per ounce of silver, net of by-product credits, was $13.94, up 38% from $10.10 in Q1 Fiscal 2026, mainly due to the increase in cash cost per ounce as discussed above, and an increase of 68% in government taxes linked to increased revenue.

Mining Permit Expansion Applications

As of March 31, 2026, the Company has completed the mining permit extension and mining capacity expansion for the four mining permits comprising the Ying Mining District, which are the SGX, TLP-LM, HPG, and DCG mining permits. The total mining capacity allowed by the mining permits is 1.32 million tonnes per year.

Mining permit	SGX	TLP-LM	HPG	DCG	Ying total
Capacity (tonnes)	500,000 p.a.	600,000 p.a.	120,000 p.a.	100,000 p.a.	1,320,000 p.a.
Expiry dates	9/24/2035	26/02/2041	29/04/2028	16/6/2037

Production Safety License Renewal

Following the grants of the new SGX, TLP-LM, HPG, and DCG mining permits, the company is working on the renewal of the production safety licenses: for SGX, the safety facility design has been approved, and it is currently in the construction phase; For TLP, the safety facility design has been reviewed by the emergency management department of Henan Province, with amendments incorporated for final approval; for HPG, the safety facility design has been approved by the emergency management department and construction commenced; and for DCG, the safety facility design has been completed and submitted to the emergency management department for approval.

Proactive Safety Compliance

Starting mid June, we voluntarily suspended the operations at the Ying Mining District to conduct a comprehensive self-review and complete the "Six Major Safety Systems" underground upgrades in full compliance with new Chinese government regulations. The company has engaged 5 vendors to implement the "Six Major Safety Systems" and the project is progressing as a top priority, with a total budget of approximately $11.5 million. Due to these major safety system improvement activities, production is expected to be affected by 40% to 50% in Q2 Fiscal 2027.

Ying Mining District	Three months ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Ore processed (tonnes)
Silver-lead ore	290,064	279,627	299,217	235,168	252,958
Gold ore	33,152	32,050	29,208	29,834	30,397
	323,216	311,677	328,425	265,002	283,355
Average head grades for silver-lead ore
Silver (grams/tonne)	160	161	190	207	217
Lead (%)	2.1	2.2	2.3	2.6	2.8
Zinc (%)	0.4	0.4	0.4	0.4	0.5
Average head grades for gold-ore
Gold (grams/tonne)	1.2	1.1	1.2	1.4	1.5
Silver (grams/tonne)	48	54	57	81	51
Lead (%)	0.9	0.9	1.1	0.9	0.8
Recovery rates
Silver (%)	94.8	95.0	95.3	94.8	94.6
Gold (%)**	90.5	90.8	92.8	94.2	93.4
Lead (%)	92.4	93.2	93.6	93.5	94.1
Zinc (%)	65.2	63.9	63.0	65.8	64.3
Cash Costs
Cash cost ($/tonne)	87.05	78.27	75.80	82.89	83.08
AISC ($/tonne)	130.25	134.23	134.06	139.22	129.83
Cash cost, net of by-product credits ($/ounce of silver)	2.45	(1.03)	(1.22)	0.97	1.26
AISC, net of by-product credits ($/ounce of silver)	13.94	13.09	11.32	11.75	10.10
Metal Production
Silver (million ounces)	1.4	1.4	1.7	1.5	1.7
Gold (ounces)	2,536	2,492	2,096	2,085	2,050
Silver equivalent (million ounces)	1.6	1.5	1.9	1.7	1.9
Lead (million pounds)	12.4	12.9	14.7	12.9	14.6
Zinc (million pounds)	1.6	1.4	1.9	1.4	1.8
**Gold recovery only refers to the recovery rate for gold ore processed.

(ii) GC Mine

The GC Mine produced approximately 0.1 million ounces of silver, 1.0 million pounds of lead and 2.9 million pounds of zinc, representing decreases of 39% in silver, 12% in lead and 16% in zinc compared to Q1 Fiscal 2026.

Cash cost per tonne was $74.59, up 19% compared to $62.53 in Q1 Fiscal 2026, mainly due to i) higher per tonne fixed costs allocation resulting from a 16% decrease in ore production, ii) a 3% increase in the contractor unit cost upon contract renewal, and a 6% appreciation of the RMB against the USD. The AISC was $115.17, up 15% compared to $99.93 in Q1 Fiscal 2026 mainly due to the increase in cash cost discussed above, partially offset by a decrease of 10% in sustaining capital expenditures.

The cash cost per ounce of silver, net of by-product credits in Q1 Fiscal 2027, was negative $16.90, compared to negative $0.80 in Q1 Fiscal 2026, mainly driven by an increase of $1.5 million in the by-product credits from revenue of non-silver metals. The AISC per ounce of silver, net of by-product credits, was $15.00, down 25% compared to $20.02 in Q1 Fiscal 2026, the decrease mainly due to the decrease in cash cost per ounce of silver and a decrease of 10% in sustaining capital expenditures.

GC Mine Classification Update

The Company has commissioned Changsha Mining Research Institute to prepare the development and utilization plan to change the GC's classification from a lead-zinc mine to a silver mine, which was completed in Q1 Fiscal 2027 and submitted to the Department of Natural Resources of Guangdong Province, and received official approval on August 4, 2026. As the next step following this approval, the Company will proceed with the formal process to change the primary mineral category from lead-zinc to silver.

Proactive Safety Compliance

Starting late June, GC's operations have been temporarily suspended since late June to facilitate the self-review in full compliance with new Chinese government regulations on mine safety nationwide, which has since been completed and was submitted to the Municipal Work Safety Committee for approval on 26 July, 2026, and a third-party government-appointed review is underway. Underground upgrades will proceed upon approval.

GC Mine	Three months ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Ore Production (tonne)	63,237	48,840	87,095	76,249	74,869
Head grades
Silver (grams/tonne)	51	52	52	64	69
Lead (%)	0.8	0.9	1.0	0.9	0.8
Zinc (%)	2.3	2.6	2.9	2.8	2.3
Recovery rates
Silver (%)	84.0	86.3	85.9	85.8	85.3
Lead (%)	92.3	93.5	89.1	89.0	90.1
Zinc (%)	90.6	90.6	92.7	91.1	90.0
Cash Costs
Cash cost ($/tonne)	74.59	71.12	53.37	58.20	62.53
AISC ($/tonne)	115.17	109.68	68.53	82.63	99.93
Cash cost, net of by-product credits ($/ounce of silver)	(16.90)	(19.93)	(29.05)	(11.44)	(0.80)
AISC, net of by-product credits ($/ounce of silver)	15.00	10.22	(15.66)	4.71	20.02
Metal Production
Silver (million ounces)	0.1	0.1	0.1	0.1	0.1
Lead (million pounds)	1.0	1.1	1.7	1.3	1.1
Zinc (million pounds)	2.9	2.5	5.1	4.2	3.4

CAPITAL EXPENDITURES AND DEVELOPMENT FOR GROWTH

Total capital expenditures in Q1 Fiscal 2027 were $37.7 million, up 56% compared to $24.2 million in Q1 Fiscal 2026, mainly due to mine construction spending for El Domo, Kuanping and Chaarat ZAAV projects.

•	China Operations:
Capital Expenditures	Capitalized Expenditures
	Ramps and Development Tunneling		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Q1 Fiscal 2027
Ying Mining District	10,235	$ 8,709	17,413	$ 7,085	18,398	$ 642	$ 2,358	$ 18,794
GC Mine	1,192	715	1,336	554	5,119	121	243	1,633
Kuanping	2,155	1,261	1,062	294	3,716	107	172	1,834
Subtotal	13,582	10,685	19,811	7,933	27,233	870	2,773	22,261
Q1 Fiscal 2026
Ying Mining District	12,289	$ 7,804	17,624	$ 6,735	32,889	$ 948	$ 1,217	$ 16,703
GC Mine	401	226	2,326	859	5,731	121	354	1,560
Kuanping	262	300	219	78	-	-	121	498
Subtotal	12,952	8,330	20,169	7,672	38,620	1,069	1,692	18,761

i) Ying Mining District

Capitalized expenditures for underground ramps, tunnels and drilling amounted to $16.4 million, plus $2.4 million for plant and equipment, compared to $15.5 million for underground ramps, tunnels and drilling and $1.2 million for plant and equipment in Q1 Fiscal 2026. Construction of the No. 3 mill commenced, and total capital expenditures incurred in Q1 Fiscal 2027 were approximately $0.3 million, with the foundation treatment and the elevated water tank currently in progress. The No. 1 TSF has reached full capacity, and its closure safety facility design has been approved by the Henan Provincial Department of Emergency Management with an estimated total budget of $2.2 million and contractor tendering currently in progress.

ii) GC Mine

Total capitalized expenditures amounted to $1.6 million, remaining flat with $1.6 million in Q1 Fiscal 2026.

iii) Kuanping Project

In Q1 Fiscal 2027, capital expenditures for Kuanping mine construction totaled $1.8 million, with 3,217 metres or $1.6 million worth of ramps and development tunnels and 3,716 metres or $0.1 million worth of diamond drilling completed and capitalized.

•	Ecuador Operations:
Capital Expenditures ($ Thousand)	Package #1*	Package #2*	Package #3*	Packages #4&5*	Temporary and Permanent Camps	Direct costs sub-total	Owner's Cost	Total
Q1 Fiscal 2027
El Domo	4,486	840	905	2,998	503	9,733	2,547	12,279
Q1 Fiscal 2026
El Domo	2,627	-	-	-	-	2,627	2,149	4,776

*Package #1 - Site preparation/Roads/Channels/TSF/SWD

  Package #2 - Open Pit Mining and Stripping

  Package #3 - Processing Plant Construction and Equipment

  Packages #4&5 - Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)

i) El Domo Project

Capital expenditures for El Domo totaled $12.3 million, compared to $4.8 million in Q1 Fiscal 2026, bringing cumulative project expenditures to $66.2 million. Mine construction advanced steadily despite rainfall challenges. The non-contact water channel, foundation work for the processing plant and the initial dam for the tailings storage facility advanced with a total of approximately 604,600 cubic metres of earthworks excavation and fill completed.

The open-pit pre-stripping commenced, with efficiency improved via equipment additions, expanded operational areas, and road upgrades. Meanwhile, major equipment for the processing plant and water treatment station has been procured and shipped to Ecuador. The contract for the construction of the process plant has been concluded with TGJA, a contractor who has just built the 80,000 tonne per day flotation mill for the Mirador copper-gold mine in Ecuador.  The Company is working towards the target of commissioning the operation by July 2027 as planned.

Subsequent to the quarter, the Company received the second installment of $43.9 million under the $175.5 million stream financing agreement, to be applied toward continued support of the mine construction.

ii) Condor Project

The Company increased its ownership of the Condor Project in southern Ecuador from 98.7% to 100% in Q4 Fiscal 2026.

In Q1 Fiscal 2027, total expenditures incurred and capitalized were $0.6 million, primarily on permitting, engineering, and community engagement activities, compared to $0.7 million in the same prior year period.

A PEA study for an underground mining operation was completed in Q3 Fiscal 2026. The PEA underscores significant potential for the project. The water permits have been approved by the relevant government authorities. Technical reports for the environmental license were also completed and submitted to the related government authorities for review. The Environmental Impact Study ("EIS") has been approved by the Ministry of Energy and Mines("MAE"). The Company continued to advance the Free, Prior and Informed Consultation ("FPIC") and Citizen Participation Process ("PPC") required to obtain the small-scale mining environmental license, targeted for Q2 Fiscal 2027. Once this license is secured, the Company will commence the development of underground access tunnels into the Camp and Los Cuyes deposits to facilitate advanced underground exploration and resource definition.

•	Kyrgyzstan Operations:

i) Tulkubash Project

The Tulkubash project advanced rapidly with $0.6 million capital expenditures incurred in Q1 Fiscal 2027. A mining contractor, China Railway 19th Bureau Group Co., Ltd. ("CRCC19"), has been hired after a bidding process that involved five bidders. CRCC19 is currently operating in Kyrgyzstan and is also the mining contractor for our El Domo project in Ecuador. Construction of the temporary camp and related facilities is underway, and CRCC19 has started to build access roads to the open pit mine and waste storage area, and to prepare the site foundation for the heap leach pad area. In addition, a bankable feasibility study is currently under compilation by LogiProc, a third party engineering firm, and is expected to be completed in mid August 2026.

ii) Kyzyltash Project

A 50,000 m drilling program, including both in-fill and step-out, has completed 12,967 m or $1.7 million worth of drilling during the quarter with 16 drill rigs, and the assay results are pending. Geotechnical and hydrogeological studies commenced In Q1 Fiscal 2027, target to be completed in Q3 Fiscal 2027.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Tuesday, August 11, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154
China Toll: 864000211716
International/Local Toll: 437-900-0527
Conference ID: 50395

Participants should dial-in 10 - 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited consolidated condensed interim financial statements and related notes contains therein for the three months ended June 30, 2026, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, EBITDA and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refers to wet tonne, containing approximately 2% to 3% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 12 - Alternative Performance (Non-GAAP) Measures in the MD&A for the three months ended June 30, 2026 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; the amount of ore to be processed during the Chinese New Year holiday; estimated El Domo and Kuanping mine construction progress, and timing of development ore from the Kuanping project to be available for processing. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company's Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of added information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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CNW 18:22e 10-AUG-26